[LOGO OMITTED]

               FY2005 First Quarter Consolidated Financial Results
                      (April 1, 2004 through June 30, 2004)
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America) English translation from the original Japanese-language document

                                                                  August 3, 2004

Company name                                               : Toyota Motor Corporation
Stock Exchanges on which the shares are listed             : Tokyo, Nagoya, Osaka, Fukuoka and Sapporo
                                                             Stock Exchanges in Japan
Code number                                                : 7203
Location of the head office                                : Aichi Prefecture
URL                                                        : http://www.toyota.co.jp
Representative                                             : Fujio Cho, President
Contact person                                             : Takashi Hata, Managing Officer
                                                             Tel. (0565) 28-2121
Whether or not to be prepared in accordance with           : Yes
accounting principles generally accepted in the United
States of America


Results of FY2005 first quarter (April 1, 2004 through June 30, 2004)


                                                                                   (Amounts are rounded to the nearest million yen)
(1) Consolidated financial results
---------------------------- -------------------------------- ---------------------------------- -----------------------------------
                                                                                                     Income before income taxes,
                                                                                                   minority interest and equity in
                                     Net revenues                     Operating income             earnings of affiliated companies
---------------------------- ----------------------------- ---------------------------------- -------------------------------------
                               Million yen              %       Million yen                %         Million yen                 %
FY2005 first quarter             4,510,316         (10.2)           448,620           (31.6)             470,429            (26.7)
FY2004 first quarter             4,092,939          (5.6)           340,772          (-13.2)             371,279           (-12.1)
-------------------------- ----------------- -------------- ----------------- ---------------- ------------------- -----------------
FY2004                          17,294,760         (11.6)         1,666,890           (31.1)           1,765,793            (44.0)
-------------------------- ----------------- -------------- ----------------- ---------------- ------------------- -----------------

-------------------------- -------------------------------- ---------------------------------- -------------------------------------
                                     Net income                    Net income per share                 Net income per share
                                                                         - Basic                            - Diluted
-------------------------- -------------------------------- ---------------------------------- -------------------------------------
                                 Million yen                 %                           Yen                                 Yen
FY2005 first quarter                 286,617            (28.8)                         86.24                               86.22
FY2004 first quarter                 222,585            (-9.7)                         64.83                               64.83
---------------------------- ----------------- ----------------- ----------------------------- -------------------------------------
FY2004                             1,162,098            (54.8)                        342.90                              342.86
---------------------------- ----------------- ----------------- ----------------------------- -------------------------------------
Note:  Regarding net revenues, operating income, income before income taxes, minority interest and equity in earnings of affiliated companies and net income, the figures in parentheses show percentage of changes from the corresponding period of the preceding year.


(2) Consolidated financial position
---------------------------- -------------------------- -------------------------- --------------------------- ---------------------
                                   Total assets           Shareholders' equity              Ratio of            Shareholders' equity
                                                                                      shareholders' equity             per share
---------------------------- -------------------------- -------------------------- --------------------------- ---------------------
                                          Million yen                Million yen                           %                  Yen
FY2005 first quarter                       22,605,452                  8,349,918                        36.9             2,522.00
FY2004                                     22,040,228                  8,178,567                        37.1             2,456.08
---------------------------- -------------------------- -------------------------- --------------------------- ---------------------